GREEN LEAF INNOVATIONS, INC.	July 8, 2022
15800 Pines Blvd., Suite 3200
Pembroke Pines, Florida 33027

VIA EDGAR

Attorney Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Re:	Green Leaf Innovations, Inc.
Offering Statement on Form 1-A
Filed June 14, 2022
File No. 024-11908

Dear Mr. Herbers:

In response to your letter dated July 8, 2022, the following information is hereby submitted on behalf of Green Leaf Innovations, Inc. (the "Company"). Amendment No. 1 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Form 1-A filed on June 14, 2022

General

1.Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage companies that either have no specific business plan or purpose, or have indicated that their business plan is to merge with or acquire an unidentified company or companies. We note your disclosure that you are a development stage company, targeting acquisition opportunities with recurring revenue streams to maximize shareholder value. Please provide us with an analysis as to how you are eligible to conduct this offering under Regulation A.

Response: We have updated the disclosure to more completely reflect our current operations.  We are an emerging growth company engaged in the manufacturing of handmade premium cigars from our factory in Esteli, Nicaragua.  We strategically import and distribute handmade Premium Cigars to cigar lounges, smoke shops, C-stores and vape shops across the United States. We are also engaged in tobacco commodity pre-industry procuring and resale, financing, processing, packing, storing, and shipping of loose-leaf tobacco to manufacturers of consumer tobacco products. Any acquisitions will be in furtherance of our current operations.  We believe this business plan is sufficiently specific for Regulation A.

2.We note that your Part I lists series A preferred common stock, your cover page of Part II lists series B preferred and common stock, and your legal opinion lists only series B preferred stock.  Please revise to reconcile the type of securities offered.

Response: We are offering shares of Series B Preferred Stock, which may be converted at the holders’ option into shares of Common Stock. The reference to Series A Preferred Stock in Part I refers only to securities currently outstanding.  No shares of Series A Preferred Stock are being offered.  No shares of Common Stock are being directly offered.  The reference to Common Stock in Part II is included to disclose the fact that the shares of Series B Preferred Stock may be converted at the holders’ option into shares of Common Stock. We have included an updated legal opinion that reflects the possible conversion of the Series B Preferred Stock.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

/s/ Roberto Mederos

Roberto Mederos

CEO